UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of August 2008
Commission File Number: 001-33464
LDK SOLAR CO., LTD.
(Translation of registrant’s name into English)

Hi-Tech Industrial Park
Xinyu City
Jiangxi Province 338032
People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                       No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

SIGNATURES
EX-99.5 PRESS RELEASE

LDK Signs Seven-Year Wafer Supply Agreement with
Hyundai Heavy Industries Co., Ltd.
We, LDK Solar Co., Ltd., a leading manufacturer of solar wafers, have signed a seven-year contract to supply multicrystalline solar wafers to Republic of Korea-based Hyundai Heavy Industries Co., Ltd. Under the terms of the agreement, we will deliver approximately 440 MW of multicrystalline silicon solar wafers to Hyundai Heavy Industries Co., Ltd over a seven-year period, commencing in 2009 and extending through 2015. Hyundai Heavy Industries Co., Ltd will make a down payment representing a portion of the contract value to us.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LDK SOLAR CO., LTD.
By:	/s/ Jack Lai
Name: Title:	Jack Lai Chief Financial Officer

Date: August 29, 2008

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